UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

       DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      April 21, 2006

Mr. Donald Morrison
President
Rodinia Minerals, Inc.
595 Howe Street, Suite 600
Vancouver, British Columbia, V6C 2T5

      Re:	Rodinia Minerals, Inc.
		Amendment No. 3 to Registration Statement on Form 20-F
      Filed April 4, 2006
		File No. 0-51389

Dear Mr. Morrison:

      We have reviewed your response letter dated March 28, 2006 and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR amendment 3

General

1. We reissue comment 4.  We note that your information continues to
be outdated.  In this regard, we note the exchange rate
information
and the information relating to share capital, capital
expenditures,
and compensation.   Ensure that the information adheres to the
time
requirements specified in each item or if no time is specified, update the information to the most recent practicable date.

Cover Page

2. Revise the entry "not applicable" to reflect the fact that you have been subject to the Exchange Act reporting requirements from the date sixty days after you first filed this registration statement.

Forward-Looking Statements, page 3

3. We reissue comment 14 from our letter dated August 15, 2005.
Also,
revise to eliminate the suggestion that "will" identifies forward-looking statements.

Risk Factors, 13

4. We reissue comments 9 and 11 from our letter dated August 15, 2005.
Your disclosure continues to include mitigating statements, such as
"[a]lthough the exploration work at Workman Creek conducted by Wyoming
Mineral Corporation is encouraging," and statements such as "there can be no assurances." Please revise.

Information on the Company, page 18

Business Overview, page 19
5. We have read and noted your revised disclosure in response to prior comment 7. However, the revised date you disclose in the last sentence of the second paragraph, March 22, 2005, related to your cash on hand on such date, does not appear to follow the chronology of events you are presenting. Please verify that your revised date is correct, or revise accordingly.

Subsequent Acquisitions, page 29

6. Notwithstanding the revisions you provided in response to prior comment 5, your disclosure regarding the location of the 209 claims remains unclear. Revise to further clarify whether in the first two paragraphs you are referring to the same claims.

Operating and Financial Review and Prospects, page 31

Operating Results, page 31

U.S. and Canadian GAAP Differences, page 31
7. We note, in response to prior comment 10, that you removed the reference to further discussion of the GAAP differences in the financial statements under Part III, Item 17 of the registration statement. However, although you disclose differences between Canadian and United States generally accepted accounting principles in your audited financial statements included in this amendment, it appears that you have again omitted similar disclosures from your interim financial statements also included in this amendment. Please comply with the labeling and reconciling provisions of Item 17(c) of
Form 20-F.

Nine Months Ended September 30, 2005, page 32
8. We note your revisions to this disclosure in response to prior comment 11. However, it appears that you have not sufficiently explained all of the increase in net loss between the periods you are comparing, which amounts to $265,692. Additionally, it appears that the change in stock compensation expense, which is a decrease of approximately $106,000, would have resulted in a decrease to net loss, rather than an increase as you indicate. Please verify the accuracy of your disclosures, and ensure that your variance explanations sufficiently account for the total change in net loss between the periods discussed.

Liquidity and Capital Resources, page 35
9. We note that you included a discussion of liquidity, as of September 30, 2005, in response to prior comment 13. However, you state that a working capital deficit of $117,930 existed at September
30, 2005, which does not appear to agree with the working capital surplus of $1,212,373 determined based on your corresponding interim financial statements included elsewhere in your filing. Please verify the amounts you disclose and, if necessary, reconcile any difference that exists between the two corresponding presentations.

Directors, Senior Management and Employers, page 37

10. We reissue comment 15. Specifically, it appears that you have not reconciled the inconsistencies between the table and the narrative disclosure for Mr. Morrison. Also disclose when Don Mosher became Vice President of Corporate Communications and Ken Thorsen became Vice
President of Explorations.

Compensation Executive Officers of The Company, page 39

11. We note that Form 20-F does not limit the disclosure of compensation to amounts exceeding $150,000. Please remove the reference to that amount.

Financial Information, page 45

Consolidated Statements and Other Financial Information, page 45
12. It appears that your cross reference should be to Items 17 and 18, rather than Item 19 as you have indicated.

Additional Information, page 47

Statement by Experts, page 64
13. We note that you have included your auditors` consent to your use of the audited financial statements, in response to prior comment 18.
However, the consent does not refer to your current amended filing, and does not refer to the audited balance sheet as of December 31, 2003. Please obtain and include a revised consent from your auditors and file with your next amendment.

Financial Statements, page 67
14. The audited financial statements contained in your amended filing appear to include only two years comparative financial statements. Please amend your filing to include audited comparative financial statements that cover your latest three fiscal years. Refer to Item
8(A) of Form 20-F for further guidance.

Auditors` Report, page 68
15. We again call your attention to the fact that the auditor`s report has not been revised to include a paragraph following the opinion referencing "comments by auditors for U.S. readers on Canada -
U.S.
reporting difference."

Financial Statements for the Nine Months Ended September 30, 2005, page 88
16. We note that you indicated "unaudited" on your interim financial statements included in your filing, in response to prior comment 21.
However, the unaudited label appears to apply to both your September
30, 2005 and December 31, 2004 consolidated balance sheets. If this is not true, please revise your disclosure accordingly. Additionally, please indicate on each page of notes to your interim consolidated financial statements that these are also unaudited, if true.

Notes to the Consolidated Financial Statements, page 91

Note 7 - Capital Stock, page 95
17. We note that you revised the 2004 capital stock total dollar amount in your note disclosure to correspond to the amount included on your consolidated balance sheet. However, the total 2004 capital stock of $13,179,357 presented in the note disclosure does not equal the mathematical sum of the amounts presented in such column. Please revise your disclosures to correct this inconsistency, including any other corresponding disclosures that may be affected.

(e) - Stock Options, page 96
18. We note that your disclosure relating to your September 21,
2005
amendment of the exercise price of certain options, decreasing them from $1.25 to $0.92 per option, has not been revised or amended, and that you have not supplementally provided any support for your accounting treatment as requested. Accordingly, we reissue prior comment 25.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Donald Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	J. Briner
      C. Moncada-Terry
      T. Levenberg
      D. Delaney


Mr. Donald Morrison
Rodinia Minerals, Inc.
April 21, 2006
Page 2